Free Writing Prospectus
Filed pursuant to Rule 433
May 23, 2016
Registration Statement No. 333-211336 and
Relating to
Preliminary Prospectus Supplement dated May 23, 2016 to
Prospectus dated May 13, 2016

Term sheet

Free Writing Prospectus Dated May 23, 2016

Quest Diagnostics Incorporated

$500,000,000 3.450% Senior Notes due 2026

Issuer:	Quest Diagnostics Incorporated

Trade Date:	May 23, 2016

Original Issue Date (Settlement):	May 26, 2016

Interest Accrual Date:	May 26, 2016

Ratings:	Moody’s: Baa2; S&P: BBB+; Fitch: BBB

Principal Amount:	$500,000,000

Maturity Date:	June 1, 2026

Issue Price (Price to Public):	99.723%

Yield:	3.483%

Interest Rate:	3.450% per annum

Interest Payment Period:	Semi-annual

Interest Payment Dates:	Each June 1 and December 1, commencing December 1, 2016

Treasury Benchmark:	1.625% due May 15, 2026

Spread to Benchmark:	T+165 bps

Benchmark Yield:	1.833%

Optional Redemption:
Prior to March 1, 2026 (three months prior to their maturity date) (the “par call date”), the notes will be redeemable, as a whole or in part, at the option of Quest Diagnostics, on at least 30 days, but not more than 60 days, prior notice mailed to the registered address of each holder of the notes, at a redemption price equal to the greater of:

•	100% of principal amount of the notes to be redeemed, and

•
the sum of the present values of the remaining scheduled payments through the par call date discounted, on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the applicable treasury rate plus 25 basis points, plus accrued interest to the date of redemption which has not been paid.

On or after the par call date, the notes will be redeemable, as a whole at any time or in part from time to time, at the option of Quest Diagnostics, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued interest to the date of redemption which has not been paid.

CUSIP:	74834L AZ3

ISIN:	US74834LAZ31

Joint Book-Running Managers:	Goldman, Sachs & Co. Mizuho Securities USA Inc. Wells Fargo Securities, LLC

Co-Managers:	Credit Agricole Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. PNC Capital Markets LLC

Conflicts of Interest:
One or more of the underwriters or their affiliates may receive 5% or more of the net proceeds of this offering by reason of the repayment of amounts due under Quest Diagnostics’ senior unsecured revolving credit facility and secured receivables credit facility. Accordingly, such underwriters will be deemed to have a “conflict of interest” within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, and this offering will be conducted in accordance with Rule 5121. No underwriter with a conflict of interest will confirm sales to any account over which it exercises discretion without the specific written approval of the account holder.

Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Goldman, Sachs & Co. toll free at 1-866-471-2526; Mizuho Securities USA Inc. toll free at 1-866-271-7403; and Wells Fargo Securities, LLC toll-free at 1-800-645-3751.